Exhibit 21.1
Flotek Industries, Inc.
List of Subsidiaries

Flotek Chemistry, LLC	JP3 Measurement, LLC
Oklahoma Limited Liability Company	Texas Limited Liability Company
Flotek Paymaster, Inc.	PWRtek, LLC
Texas Corporation	Texas Limited Liability Company